PROXY MEMORANDUM

To:	AES Corp. Shareholders
Subject:	Shareholder Resolution Requesting an Assessment of the Business Impact of Limiting Global Warming to 2 Degrees Celsius
Date:	February 7, 2018
Contact:	Mary Minette, Director of Shareholder Advocacy, mminette@mercyinvestments.org

Mercy Investment Services, Inc. recommends a vote “FOR” the shareholder resolution described below. The proposal was filed by Mercy and will appear on AES Corporation’s (AES) proxy ballot and be voted on at AES’ Annual Meeting.

Resolved:
Shareholders request that AES, with board oversight, publish an assessment (at reasonable cost and omitting proprietary information) of the long term impacts on the company’s portfolio, of public policies and technological advances that are consistent with limiting global warming to no more than two degrees Celsius over pre-industrial levels.

Supporting Statement: This report could include:
•	How AES could adjust its capital expenditure plans to align with a two degree scenario; and
•
Plans to integrate technological, regulatory and business model innovations such as electric vehicle infrastructure, distributed energy sources (storage and generation), demand response, smart grid technologies, and customer energy efficiency as well as corresponding revenue models and rate designs.

Summary

1.
AES’ current and short-term business plans rely heavily on fossil fuel generation and expose the company to the risk that their generation assets may become stranded, as policies and markets move to support low-carbon power generation.

2.
The company’s disclosures to date do not fulfill the request of the shareholder proposal because they do not test the long-term resilience of the company’s power generation portfolio and planned capital expenditures against a scenario or scenarios to limit global warming to an increase of no more than 2 degrees over pre-industrial levels.

3.	Two-degree scenario analysis will help AES to adapt its business model and capital allocation processes and better position the company for a low-carbon future.
4.	Tools for scenario analysis are readily available and will help to reduce future financial risk.

Discussion

1.	AES is at risk due to its current business model.

Heavy reliance on fossil fuel generation assets exposes AES to the risk that these assets may become devalued before the end of their useful life due to public policies put in place to keep temperatures below 2 degrees or market changes as low-carbon technologies such as wind, solar and energy storage become more affordable.

The company’s 2016 Sustainability Report reflects a power generation mix that remains heavily reliant on fossil fuels, with coal making up 57% of its 2016 generation and natural gas making up 23%; renewable energy accounted for only 15.8% of 2016 generation, although it makes up 22 percent of the company’s overall capacity.1 A close look at the company’s portfolio yields the information that much of its current renewable generation is hydropower,2 which produces no carbon but carries climate change and reputational risks that make it a less desirable choice than other renewables. Although the company has announced plans to retire 4.5 GW, or 31%, of its coal-fired capacity by 2020,3 AES’ power generation will continue to depend on fossil fuels well into the future.

In its 2016 10-K, AES acknowledges that the company’s greenhouse gas emissions present material risks to its business and that projects under construction and development will likely increase its emissions.4

2.	The company’s disclosures are not adequate to assure investors and markets that AES is planning for a low-carbon future.

The company’s disclosures to date do not fulfill the request of the shareholder proposal because they do not test the long-term resilience of the company’s power generation portfolio against a scenario or scenarios to limit global warming to an increase of no more than 2 degrees over pre-industrial levels.

In its 2016 “Strategy for Environmental Performance” and 2018 update, AES outlines short-term plans that include building more natural gas generation capacity, retiring and selling off coal plants, and investing in wind, solar and battery storage.5 Disclosures indicate that the company continues to move in the direction of adding more renewable- and less fossil fuel-based generation6 but the company has not disclosed a longer-term strategy to reduce its reliance on fossil fuel generation nor any goals for reducing its greenhouse gas emissions.

In addition to these plans, CEO Andres Gluski announced in early 2017 that two large coal projects in India and the Philippines are “possibly” the company’s last coal projects.7 This statement was confirmed in the company’s recent environmental update; however, even if these are the company’s last coal plants, they represent a significant investment in generation assets that may not produce expected returns due to market and regulatory changes. The company’s 2017 purchase of sPower, an owner of utility scale solar assets,8 and announcement of the Fluence battery storage joint venture with Siemens9 demonstrate the company’s short-term strategy toward lower-carbon generation.  However, without long-term analysis that a 2-degree scenario report would provide, investors are unable to determine how or whether these business decisions correspond to an overall strategy to meet the demands of a 2-degree world.

Although AES discloses past reductions in the company’s overall carbon emissions and projects short-term future reductions,10 past performance without further detail about how the company plans to reduce emissions over the long term and in line with the below 2-degree objective of the Paris Agreement falls short of the analysis and disclosure requested by the shareholder proposal.

Without additional details indicating that the company is setting long-term goals for emissions reductions, using an internal price on carbon to inform decision-making, or testing the company’s short- and long-term business plans and capital expenditures against different scenarios designed to reach a 2-degree goal, investors lack critical information about the company’s ability to manage their business to meet regulatory, technological and market challenges.

3.	Two-degree scenario analysis will help AES to adapt its business model and capital allocation processes and better position the company for a low-carbon future.

Robust scenario analysis is increasingly critical in the rapidly changing regulatory and technological world in which AES operates.

In June 2017, the Task Force on Climate-related Financial Disclosures (TCFD) of the G20’s Financial Stability Board released guidelines for climate-related disclosures in financial filings.11 The TCFD framework includes recommendations that relate to the way firms consider the impact of climate change on their governance, risk management and strategy and sets out metrics and scenarios firms should consider disclosing. The TCFD guidelines recommend that all companies “describe the potential impact of different scenarios, including a 2°C scenario, on the organization’s businesses, strategy, and financial planning” but also includes more specific guidance for companies in the oil and gas, coal, and electric utilities sectors due to the unique vulnerabilities of these industries.

While we are interested to see the types of actions that AES is undertaking to address climate change across its different business units, our shareholder proposal asks not for actions taken but rather for ways in which the company is incorporating different climate change scenarios into its strategic planning for future actions. Global energy companies are increasingly using this type of scenario analysis to identify both vulnerabilities and opportunities for their business, and to reassure investors and markets that they are poised to manage and take advantage of both.

In 2017, U.K. utility Scottish and Southern Company issued a scenario report outlining its strategy for aligning with the 2-degree goals of the Paris Agreement;12 following 2017 majority vote on a 2-degree resolution, U.S. utility PPL also issued a report;13 and Duke Energy announced in January 2018 that it will issue a 2-degree scenario report this spring in response to a 2017 request from shareholders.14  Other U.S. utilities have issued long-term strategies to reduce their carbon emissions significantly, including both near-, medium- and long-term goals, including Xcel Energy,15 AEP,16 and DTE.17 In addition, an increasing number of oil and gas companies, including Statoil,18 Total,19 Chevron,20 Marathon Petroleum Corporation21 and most recently ExxonMobil22 have issued 2-degree scenario reports.

The company’s peers are providing goals and strategies that indicate to investors that they are planning for a 2-degree world. As a global energy provider, AES needs to adjust its strategy to compete in the new market dynamics being created by this energy transition.

4.	Tools to implement scenario analysis are readily available and will help to manage the company’s future risk.

The scenario analysis requested in the shareholder proposal could help to prevent potentially costly mistakes in future plans and capital allocation decisions. In addition, numerous tools and examples exist to aid the company in carrying out a 2-degree scenario analysis within existing strategic planning processes.

Utilities such as AES make frequent decisions allocating significant capital to assets with 30- to 40-year lifespans, and regulated utilities are routinely required to develop reports on their future generation plans that extend well into the future. TCFD recommends scenario analysis to “allow an organization to explore and develop an understanding of how the physical and transition risks and opportunities of climate change might impact the business over time.”23 The task force also issued a technical report to help guide companies in carrying out scenario analysis.24

In November 2016, the U.S. government released a Mid-Century Strategy for Deep Decarbonization25, which outlines several approaches by which the U.S. could achieve greenhouse gas reductions of 80 percent or more by 2050. The report highlights ways that the entire energy system can transition to low-carbon resources, and provides multiple scenarios by which the U.S. could decarbonize the electric system by 2050, which can inform any 2-degree scenario analysis by AES.

Investors need information to understand how capital allocation decisions are being made and how those decisions may impact the future value of our holdings. Assessing the resilience of the company’s existing portfolio and planned capital projects against a scenario (or scenarios) consistent with achieving the 2-degree target will provide AES and its investors with valuable information about the viability of company assets and important information for strategic planning.

Conclusion
Climate change and various responses to it create fundamental risks to AES, its operations, and its profitability. While AES explicitly acknowledges that multiple energy and climate policies could have material adverse impacts on the company, it does not provide any further disclosure needed by investors to inform decision-making. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced disclosure.

1 AES 2016 Sustainability Report, p. 9. http://s2.q4cdn.com/825052743/files/doc_downloads/sustanaibility/2016/2016_Sustainability_report.pdf
2 AES 2016 Annual Report and 10-K. http://s2.q4cdn.com/825052743/files/doc_financials/annual/2017/2016-10-K-Wrap.pdf .
3 AES Environmental Performance Update, February 2018. http://s2.q4cdn.com/825052743/files/doc_downloads/sustanaibility/2018/02-07-18-Environmental-Performance_FINAL.PDF
4 See AES 2016 Form 10-K at p. 70 - 72 (noting potential reputational and regulatory impacts associated with the company’s greenhouse gas emissions, including the risk of regulation under the Paris Climate Agreement, and stating that “cost of compliance could be substantial and could have a material adverse impact on our results of operations.” p. 71)

5 AES, Strategy for Environmental Performance: Seeking Opportunities in a Changing Landscape, November 2016. https://s2.q4cdn.com/825052743/files/doc_downloads/sustanaibility/2016/11-21-16-Environmental-   Disclosures.pdf.  AES Environmental Performance Update, February 2018.
6 The AES Corporation Third Quarter 2017 Financial Review, November 2, 2017. http://s2.q4cdn.com/825052743/files/doc_financials/quarterly/2017/Q3/AES-Q32017.pdf
7 http://www.platts.com/latest-news/electric-power/louisville-kentucky/aes-winding-down-building-new-coal-projects-worldwide-21457945
8 http://www.aes.com/investors/press-releases/press-release-details/2017/AES-and-AIMCo-Agree-to-Acquire-sPower-the-Largest-Independent-Solar-Developer-in-the-United-States-from-Fir-Tree-Partners/default.aspx
9 AES Press Release, July 11, 2017.  http://www.aes.com/investors/press-releases/press-release-details/2017/Siemens-and-AES-Join-Forces-to-Create-Fluence-a-New-Global-Energy-Storage-Technology-Company/default.aspx
10 AES 2016 Sustainability Report; AES Environmental Performance Update.
11 Final Report: Recommendations of the Task Force on Climate-related Financial Disclosures (June 2017). https://www.fsb-tcfd.org/publications/final-recommendations-report/
12 http://sse.com/media/473275/Post-Paris_FINAL_06072017.pdf
13 https://www.pplweb.com/wp-content/uploads/2017/12/Climate-Assessment-Report.pdf
14 http://www.pionline.com/article/20180118/ONLINE/180119861/duke-energy-agrees-to-disclose-business-effect-of-paris-agreements-climate-change-goal
15 http://investors.xcelenergy.com/Cache/1001230575.PDF?O=PDF&T=&Y=&D=&FID=1001230575&iid=4025308
16 http://aep.com/investors/docs/AEP2018CleanEnergyFutureReport.pdf
17http://newsroom.dteenergy.com/2017-05-16-DTE-Energy-announces-plan-to-reduce-carbon-emissions-by-80-percent#sthash.PiY9QYJ1.dpbs)
18 https://www.statoil.com/content/dam/statoil/documents/energy-perspectives/energy-perspectives-2017.pdf
19https://www.total.com/sites/default/files/atoms/files/integrating_climate_into_our_strategy_va.pdf
20 https://www.chevron.com/-/media/shared-media/documents/climate-risk-perspective.pdf
21https://www.marathonpetroleum.com/content/documents/investor_center/fact_books/2017_Climate_Related_Scenarios.pdf
22 http://cdn.exxonmobil.com/~/media/global/files/energy-and-environment/2018-energy-and-carbon-summary.pdf
23 Task Force on Climate-related Financial Disclosures, Technical Supplement: The Use of Scenario Analysis in Disclosure of Climate-related Risks and Opportunities (June 2017). https://www.fsb-tcfd.org/publications/final-technical-supplement/
24 Ibid.
25 Available at http://unfccc.int/files/focus/long-term_strategies/application/pdf/us_mid_century_strategy.pdf.